=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                               (Amendment 1)1

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                Chiron Corporation
                ------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                ------------------------------------------------
                         (Title of Class of Securities)

                                  170040109
                ------------------------------------------------
                                (CUSIP Number)

                             Allison Bennington
                              ValueAct Capital
                        435 Pacific Avenue, Fourth Floor
                           San Francisco, CA 94133
                              (415) 362-3700
                ------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              With a Copy to:
                         Christopher G. Karras, Esq.
                               Dechert LLP
                          4000 Bell Atlantic Tower
                            1717 Arch Street
                    Philadelphia, Pennsylvania 19103-2793
                           Ph. (215) 994-4000

                             March 15, 2006
                ------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 170040109                                              Page 2 of 16
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,761,527**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,761,527**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,761,527**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   5.2%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 170040109                                              Page 3 of 16
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Partners Co-Investors, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         38,473**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        38,473**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    38,473**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 170040109                                              Page 4 of 16
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners, L.L.C.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,800,000**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,800,000**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,800,000**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.2%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 170040109                                             Page 5 of 16
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Jeffrey W. Ubben
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,800,000**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,800,000**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,800,000**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.2%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 170040109                                              Page 6 of 16
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   George F. Hamel, Jr.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY         9,800,000**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,800,000**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,800,000**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.2%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 170040109                                             Page 7 of 16
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Peter H. Kamin
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
---------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,800,000**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,800,000**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,800,000**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.2%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

      THE PURPOSE OF THIS AMENDMENT NO. 1 TO SCHEDULE 13D IS TO AMEND THE PURPOSE OF TRANSACTION SECTION OF REPORTS FILED BY THE REPORTING PERSONS. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY REPORTED.


ITEM 4.  PURPOSE OF TRANSACTION.


On March 15, 2006 the Reporting Persons sent a letter (the "Letter") questioning the purpose of the meetings being held by Lewis Coleman, Edward Penhoet and Howard Pien with stockholders of the Issuer and discussing the facts that the Reporting Persons believe demonstrate that the $45 per share offer for the Issuer by Novartis is inadequate. The Reporting Persons also propose in the Letter that the Issuer purchase 47 million shares owned by Novartis at $45, the same price Novartis has agreed to pay for the shares it does not own, which would among other things reduce Novartis' board representation rights from 3 directors to 1 director. A copy of the Letter is attached as Exhibit B to this report and is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described elsewhere in this Report, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Common Stock which are required to be described hereunder.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

A)  Joint Filing Agreement
B)  Letter from Reporting Persons dated March 15, 2006 to the Issuer

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 15, 2006         George F. Hamel, Jr., Managing Member


                          ValueAct Capital Partners Co-Investors L.P., by VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 15, 2006         George F. Hamel, Jr., Managing Member


                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 15, 2006         George F. Hamel, Jr., Managing Member

                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  March 15, 2006         Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 15, 2006         George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  March 15, 2006         Peter H. Kamin, Managing Member

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Chiron Corporation is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.


                              ValueAct Capital Master Fund L.P., by
                              VA Partners, L.L.C., its General Partner


                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 15, 2006         George F. Hamel, Jr., Managing Member


                          ValueAct Capital Partners Co-Investors L.P., by VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 15, 2006         George F. Hamel, Jr., Managing Member


                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 15, 2006         George F. Hamel, Jr., Managing Member


                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  March 15, 2006         Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 15, 2006         George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  March 15, 2006         Peter H. Kamin, Managing Member

                                 Exhibit B
                              ValueAct Capital

March 15, 2006


VIA EMAIL AND OVERNIGHT MAIL

Chiron Corporation
4560 Horton Street
Emeryville, CA  94608-2916

To the Independent Board Members and CEO Howard Pien:

We received a request from your proxy solicitor, Innisfree, to meet with Lewis Coleman and Edward Penhoet, independent members of the board of directors, Howard Pien, CEO, and Jessica Hoover, General Counsel. We understand that representatives of Novartis are conducting a similar roadshow at about the same time. The Novartis takeover attempt is a public process. Therefore, we will communicate in kind.

If the purpose of the requested meeting is to address your fiduciary duty as directors to respond appropriately to the overwhelmingly negative shareholder response to Novartis's $45 per share offer, we will be more than happy to meet with you and to discuss a more appropriate valuation.

If, however, the purpose of the meeting is to hear you assert once again, in spite of all evidence to the contrary, that the Novartis offer is full and fair, we must respectfully decline. We communicated our position on that issue in our letter to the Chiron Board dated December 20, 2005, and Chiron's consistently above-offer stock price over the past seven weeks simply confirms the validity of our position.

As board members, you should be deeply offended by the behavior of Novartis throughout the offer process. You invited Novartis to conduct extensive due diligence on Chiron during a time of great uncertainty, only to see Novartis use the knowledge gained thereby to launch a hostile $40 per share offer before other shareholders were fully informed about the company's improving prospects.

This deal is being justified by you and Novartis as a 23% control premium to the "unaffected" share price of $36.44 on August 31, 2005, the last trading day before the Novartis offer of $40 per share. It should be noted that only around 20% of the Chiron shares traded over the past five years have traded at or below $36.44.

Does Chiron not have a strong balance sheet? Does Chiron not have great intellectual property across its businesses? Is the executive management team of Chiron not stronger than it has been in years? Are not all three business segments, BioPharma, Blood Testing and Vaccines, growing revenues and profits? Does management not have a long-term strategic plan to grow earnings per share at a compounded rate of 30% a year for the next five years? How can this be the right time to sell the company at this price?

When we invested in Chiron, shortly after the UK flu vaccine plant closure, we made the determination that the core blood testing business provided good downside protection to the stock price. Our return profile, and also the risk incurred, was significantly related to the ability of management to return the flu plant to operation. We bet on the remediation efforts of management, and, specifically, the leadership of CEO Howard Pien. Against great odds, management was able to bring the flu plant back into production in 2005. For this they should be congratulated, and for this all shareholders should be rewarded. Because of the timing of the Novartis offer, however, the return that should have accrued to shareholders was truncated and did not compensate them for the risk incurred.

We would be extremely surprised if management did not feel similarly with respect to the return on their intellectual and financial capital. As a result, if the requested meeting is to discuss what you claim to regard as the fairness and appropriateness of the Novartis takeover offer, we would look very negatively on the participation of Howard Pien in the meeting. By voting against the Novartis offer, ValueAct Capital is not only making the statement that the assets are worth more, but is also affirming its support of management in their ability to drive the value of these assets. Management's track record with us has only been one of success, under tremendous public scrutiny. If Howard Pien is going "on the road" to argue for the appropriateness of the Novartis offer, we can only conclude that our confidence in him has been betrayed, and that he has chosen not to accept responsibility for maximizing shareholder value.

Howard was named CEO of Chiron on March 20, 2003. The stock closed that day at $38.61. To argue for a deal presented as a 23% control premium to a $36.44 stock price would, in our view, be to dishonor the hard work and accomplishments of Howard and his executive leadership team, including Jack Goldstein, David Smith, Craig Wheeler and Gene Walther. To support such a deal would be to say that Howard and the rest of management destroyed equity value over the past three years. To the contrary, Howard and his team have created real business value by growing the company's total revenues from $1.2 billion in 2002 to a projected $2.2 billion in 2006, its earnings per share from $0.96 in 2002 to a projected $1.54 in 2006, and its blood-testing business earnings from $178 million in 2003 to a projected $301 million in 2006.

Subsequent to Novartis's first inappropriately timed offer, much of the hard work of management over the past two years has resulted in a steady flow of very good news, listed below. To continue to justify the $45 merger price as a 23% premium to the $36.44 price of August 31, 2005, defies comprehension. This newsflow only serves to reinforce our belief that Chiron is a solid company, with franchise businesses led by a results-oriented management team.

* September 7, 2005 - GlaxoSmithKline Plc announces acquisition of ID Biomedical for $1.5 billion. ID Biomedical is a vaccines company with total revenues of $75 million, no current US flu vaccines revenues but US flu vaccine manufacturing capacity of 12 to 15 million doses. Chiron Vaccines is valued in the financial analyses supporting the Novartis merger at $2.8 billion, despite having projected 2006 revenues of $920 million and current US flu vaccine capacity for at least 40 million doses.

* October 5, 2005 - Chiron announces initiation of Phase III trial of tobramycin inhalation powder (TIP), an inhaled antibiotic.

* October 13, 2005 - Chiron announces initiation of a second clinical trial of CHIR-12.12 for multiple myeloma.

* October 17, 2005 - Chiron begins shipping flu vaccine to the US.

* October 25, 2005 - Chiron announces Phase I/II study of influenza cell culture vaccine.

* October 27, 2005 - Chiron announces contract to supply the U.S.
Department of Health and Human Services with an emergency stockpile of pandemic flu vaccines.

* December 1, 2005 - FDA approves the PROCLEIX(R) West Nile Virus
Assay

* December 19, 2005 - Chiron announces that interim analysis supports continuation of a Phase III study of Tifacogin for severe community-acquired pneumonia. Tifacogin addresses an unmet need and represents a
potential      $1 billion blockbuster product.

* January 31, 2006 - Chiron reports Q4 2005 adjusted EPS of $0.81 vs. consensus of $0.51. The company reports Q4 revenues of $615 million, 10% higher than consensus of $559 million, due primarily to higher-than-expected Fluvirin revenue and royalty fees.

* February 7, 2006 - Chiron announces termination of SEC investigation surrounding Fluvirin situation.

* February 21, 2006 - Analysts report much higher than expected pricing for West Nile Virus assay.

* February 21, 2006 - Schering AG announces it will exercise its option to buy Chiron's marketing rights to Betaseron, a product contributing roughly one-third of BioPharma division revenues. Analysts estimate that payment will be EUR 1 billion ($1.2 billion).
Interestingly, financial analyses used to justify the $45 merger price ascribe only $1.5 billion to the BioPharma division as a whole.

The Chiron directors, we believe, felt comfortable when they accepted a $45 per share merger price only because Novartis was willing to make the offer subject to majority approval of non-Novartis shareholders. The good news is that the shareholders have assumed the responsibility and have overwhelmingly made the statement that $45 is not acceptable. On January 26, 2006, Citibank Asset Management, the largest non-Novartis shareholder, and a shareholder since 1986, announced that $45 was inadequate and they would not vote in favor of the merger. Since then, ValueAct has received unsolicited calls from many large, long-term institutional shareholders of Chiron voicing similar opinions. For the past 33 trading days, representing reported NASDAQ trading volume of 31 million shares, Chiron stock has traded in excess of $45.

We expect Novartis, on its roadshow, to threaten shareholders that they will walk away from the deal if it is voted down at the April 12 shareholders meeting. If Howard Pien participates in a roadshow to support this deal, we will only conclude that he has been co-opted into increasing the nature of Novartis's threat by suggesting that Chiron will be without a CEO if it remains independent. By doing so, he will have lost the confidence of shareholders and must be replaced if Chiron is not sold to Novartis.

With Howard, or without, if he is complicit in the road show, ValueAct proposes to take the lead in the governance of Chiron as an independent public company. We invite you to inform yourselves of ValueAct's experience in leading boards, recruiting new management, and setting strategic direction. We propose that Chiron use its balance sheet cash and debt capacity to buy 47 million shares from Novartis at $45. If Novartis does not see the value of Chiron stock above $45, then it must be willing to sell at $45. By reducing the Novartis position below 20% of shares outstanding, Novartis's board representation rights would fall from three directors to one, its membership on key board committees would be reduced and its negative controls over extraordinary transactions would be eliminated. This would create significant shareholder value by placing full control over the company in the hands of management and the independent directors. In our mind, Chiron's management team has earned such increased control over company strategy through its performance in the past three years. In addition, Novartis's ability to block a sale of the company to a third party through a full auction process would be eliminated. Finally, such a transaction would be accretive to earnings per share by as much as 20% in five years.

We would also accept a meeting to discuss ValueAct Capital's role in giving shareholders another option to realize greater shareholder value.


Sincerely,

/s/ G. Mason Morfit

G. Mason Morfit
Partner
ValueAct Capital

cc:
J. Richard Fredericks, Director
Denise M. O'Leary, Director
Dr. Edward E. Penhoet, Director
Dr. Raymund Breu, Director
Dr. William J. Rutter, Director
Vaughn D. Bryson, Director
Dr. Paul L. Herrling, Director
Pierre E. Douaze, Director


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